BB 3/21

05039400

SEC ... ISSION
... D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-395

SEC MAIL RECEIVED PROCESSING MAR 0 1 2005 WASH. D.C. 153 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Evergreen Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Berkeley Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dorothy M. Cosentino (617) 210-3237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dorothy M. Cosentino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evergreen Investment Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dorothy M Cosentino
Signature

Asst. Vice President, Finance
Title

As subscribed to and sworn before me this 25th day of February. My commission expires 27 OCT 2001

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C. 153 SECTION

EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Financial Statements and Supplementary Schedules

December 31, 2004 and 2003

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

EVERGREEN INVESTMENT SERVICES, INC.

Table of Contents

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Evergreen Investment Services, Inc.:

We have audited the accompanying statements of financial condition of Evergreen Investment Services, Inc. (the Company, a wholly owned subsidiary of Evergreen Investment Company, Inc.) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we are expressing no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Investment Services, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Current assets:			
Cash and cash equivalents	$	15,719,013	15,554,020
Receivable from affiliates (note 3)		28,486,130	31,554,893
Prepaid expenses and other assets		5,756,047	2,939,874
Total current assets		49,961,190	50,048,787
Fixed assets, net of accumulated depreciation of $3,861,234 and $3,480,280 (note 4)		739,091	907,153
Total assets	$	50,700,281	50,955,940
Liabilities			
Current liabilities:			
Payable to affiliate (note 3)	$	1,779,081	3,021,598
Accounts payable and accrued expenses		4,185,838	2,848,500
Total current liabilities		5,964,919	5,870,098
Commitments and contingencies (notes 5 and 8)			
Stockholder's Equity			
Common stock, no par value. Authorized 40,000 shares; issued and outstanding 21,000 and 21,000 shares, respectively		6,693,224	6,693,224
Retained earnings		38,042,138	38,392,618
Total stockholder's equity		44,735,362	45,085,842
Total liabilities and stockholder's equity	$	50,700,281	50,955,940

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Operations

Years ended December 31, 2004 and 2003

		2004	2003
Revenues:			
Reimbursements (note 2)	$	64,217,642	48,525,619
Distribution fees		2,444,076	—
Investment income, net		164,993	437,039
Total revenues		66,826,711	48,962,658
Expenses:			
Compensation and employee benefits (note 6)		24,839,329	22,470,901
Sales promotion		29,435,576	17,240,153
Travel and entertainment		4,227,088	3,929,443
Occupancy		850,147	736,394
Equipment		699,158	603,049
Communications		576,011	566,088
Other		2,102,390	1,296,504
		62,729,699	46,842,532
Intercompany charges:			
Corporate overhead (note 3)		4,469,875	1,882,064
Interest (income) expense, net (note 3)		(312,724)	137,053
Total expenses		66,886,850	48,861,649
(Loss) income before income tax expense		(60,139)	101,009
Income tax expense (note 5)		290,341	264,693
Net loss	$	(350,480)	(163,684)

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2004 and 2003

		Common stock	Retained earnings	Total
Balance, December 31, 2002	$	6,693,224	38,556,302	45,249,526
Net loss		—	(163,684)	(163,684)
Balance, December 31, 2003		6,693,224	38,392,618	45,085,842
Net loss		—	(350,480)	(350,480)
Balance, December 31, 2004	$	6,693,224	38,042,138	44,735,362

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net loss	$	(350,480)	(163,684)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation		343,366	304,142
Loss (gain) on sales of fixed assets		4,595	(1,622)
Changes in assets and liabilities:			
Decrease (increase) in receivable from affiliates		3,068,763	(26,286,567)
Increase in prepaid expenses and other assets		(2,816,173)	(510,676)
Decrease in payable to affiliates		(1,242,517)	(48,119,550)
Increase in accounts payable and accrued expenses		1,337,338	884,092
Net cash provided by (used in) operating activities		344,892	(73,893,865)
Cash flows from investing activities:			
Purchases of fixed assets		(207,112)	(839,465)
Proceeds from sales of fixed asset		27,213	170,370
Net cash used in investing activities		(179,899)	(669,095)
Increase (decrease) in cash and cash equivalents		164,993	(74,562,960)
Cash and cash equivalents, beginning of year		15,554,020	90,116,980
Cash and cash equivalents, end of year	$	15,719,013	15,554,020
Supplemental disclosures:			
Income tax refunded	$	333,401	1,543,280
Interest paid		—	236,435

See accompanying notes to financial statements.

(1) Organization

Evergreen Investment Services, Inc. (EIS or the Company) is a wholly owned subsidiary of Evergreen Investment Company, Inc. (EICO), which, in turn, is an indirect wholly owned subsidiary of Wachovia Bank, N.A. (WB), a national banking association and a wholly owned subsidiary of Wachovia Corporation (Wachovia). Evergreen Investment Management Company, LLC (EIMCO), an indirect subsidiary of EICO, serves as advisor and administrator for the Evergreen mutual funds (the Funds), which, as of December 31, 2004 and 2003, consisted of approximately 95 and 92 mutual funds, respectively.

EIS is registered as a broker-dealer under the Securities Exchange Act of 1934. Prior to May 1, 2004, EIS acted as marketing agent for the Funds and had the right to receive distribution fees directly from the Funds. Effective May 1, 2004, EIS was named distributor for the Funds. EIS assigned its right to receive these distribution fees to EIMCO.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

(a) Cash and Cash Equivalents

Cash and cash equivalents includes all cash, investments with an original maturity of less than three months, and shares of money market mutual funds. Cash and cash equivalents are substantially comprised of shares of an affiliated money market mutual fund.

(b) Fixed Assets

Fixed assets consist primarily of automobiles, equipment, and computer software, and are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to seven years.

(c) Income Taxes

The Company's results for the years ended December 31, 2004 and 2003 will be included in the consolidated federal income tax return of Wachovia. Federal income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wachovia and recorded in the consolidated Wachovia tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are also computed on a separate-entity basis.

Deferred income tax assets and liabilities are established for the expected future tax consequences attributable to temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income during the period that includes the enactment date.

(d) Use of Estimates

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Reimbursement Policy

The Company operates principally for the benefit of EIMCO and its affiliates. Effective January 1, 2002, the Company began assigning its rights to receive distribution fee revenue to EIMCO (see note 3(c)) and, as a result, the Company began to experience operating losses. In anticipation of these operating losses, the Company and EIMCO entered into a Loss Indemnification Agreement on January 1, 2002 in order for the Company to continue to meet its capital requirements as a registered broker-dealer. Under this agreement, EIMCO reimburses the Company for losses incurred as a result of operations.

(3) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The financial statements may not necessarily be indicative of the financial position that would have existed or the results of operations or cash flows that would have occurred had the Company operated as an independent enterprise. The nature of these transactions was as follows:

(a) Due from/Payable to Affiliate

The Company advances cash not required for direct operational needs to other Wachovia entities. The Company also has established a revolving line of credit with WB on which interest is payable monthly at the average federal funds rate, with a maximum available balance of $100 million. Interest expense of $235,227 was paid on the line of credit during 2003. Interest income of $312,724 and $98,174 was earned on amounts due from affiliates during 2004 and 2003, respectively. As of December 31, 2004 and 2003, the Company was in a net due from position, with an outstanding balance of $28,124,344 and $27,965,596, respectively.

(b) Operational Receivable from/Payable to Affiliates

Receivables from/payable to affiliates represent unsettled balances of various amounts, primarily arising from services rendered by the Company to affiliated companies. These amounts are generally paid out within one month's time.

(c) Assignment of Distribution Fees

The Company has the right to receive distribution fees and certain portions of contingent deferred sales charges (CDSCs) directly from the Funds subject to certain limitations imposed by the National Association of Securities Dealers, Inc. On January 1, 2002, the Company entered into an agreement (the Assignment Agreement) with EIMCO assigning all of the Company's rights to receive these

distribution fees and CDSCs to EIMCO in consideration for EIMCO financing the broker commissions on the sale of the Funds' Class B and Class C shares. Total fees and CDSCs assigned to EIMCO in 2004 and 2003 under the Assignment Agreement amounted to $79,043,885 and $47,079,890, respectively.

(d) Corporate Overhead

As a service to its subsidiaries, WB provides services such as corporate and executive administration, including technical, treasury, financial, and legal support. The subsidiaries, including EIS, are charged monthly for their pro rata share of these services as corporate overhead.

(4) Fixed Assets

Fixed assets included the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Automobiles	$ 1,031,178	973,166
Equipment	412,347	404,626
Computer equipment	498,260	351,100
Telephone equipment	29,853	29,854
Computer software	2,628,687	2,628,687
	4,600,325	4,387,433
Less accumulated depreciation	3,861,234	3,480,280
	$ 739,091	907,153

Depreciation expense for the years ended December 31, 2004 and 2003 is $343,366 and $304,142, respectively.

(5) Income Taxes

The provision for income taxes (benefits) for each of the years in the two-year period ended December 31, 2004 is presented below:

	2004		
	Federal	State	Total
Current income tax (benefit) expense	$ (215,103)	21,811	(193,292)
Deferred income tax expense	373,095	110,538	483,633
Total income tax expense	$ 157,992	132,349	290,341

(Continued)

	2003 Federal	2003 State	2003 Total
Current income tax expense	$ 129,663	26,182	155,845
Deferred income tax expense	76,489	32,359	108,848
Total income tax expense	$ 206,152	58,541	264,693

The reconciliation of federal income tax rates and amounts to the effective income tax rates and amounts for each of the years in the two-year period ended December 31, 2004 is presented below:

	2004 Amount	2004 % of Pre-tax income
Tax at federal income tax rate	$ (21,049)	35.0%
Entertainment disallowance	225,363	(374.7)
State income tax, net of federal income tax benefit	56,569	(94.1)
Change in beginning of the year deferred tax asset valuation allowance	29,458	(49.0)
Other	—	—
Total income tax expense	$ 290,341	(482.8)%

	2003 Amount	2003 % of Pre-tax income
Tax at federal income tax rate	$ 35,353	35.0%
Entertainment disallowance	190,542	188.6
State income tax, net of federal income tax benefit	38,052	37.7
Change in beginning of the year deferred tax asset valuation allowance	(28)	—
Other	774	0.7
Total income tax expense	$ 264,693	262.0%

(Continued)

The sources and tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities for the each years in the two-year period ended December 31, 2004 are presented below:

		2004	2003
Deferred income tax assets:			
Accrued postretirement benefits	$	186,375	140,936
Deferred compensation		1,073,222	837,222
Net operating loss carryforwards		49,972	20,514
Accrued expenses, deductible when paid		169,562	—
Deferred income tax assets		1,479,131	998,672
Deferred income tax assets valuation allowance		(49,972)	(20,514)
Net deferred income tax assets		1,429,159	978,158
Deferred income tax liabilities:			
Prepaid pension		(1,372,496)	(1,177,769)
Deferred insurance commissions		(685,494)	—
Other		(57,563)	(3,150)
Deferred income tax liabilities		(2,115,553)	(1,180,919)
Net deferred income tax liabilities	$	(686,394)	(202,761)

The realization of net deferred tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. A valuation allowance of $49,972 as of December 31, 2004 was established related to certain state net operating loss carryforwards not expected to be utilized.

At December 31, 2004, EIS had state net operating loss carryforwards of $1,388,384, which expire in the years 2009 through 2024 if not offset against future taxable income or carried back against prior year state taxable income.

The Internal Revenue Service (the IRS) has concluded its examination of Wachovia's federal income tax returns for 1999 and all prior years. The examination of these tax years resulted in no material impact to the Company's financial position. It is expected that the IRS will begin its examination of Wachovia's federal income tax returns for the years 2000 through 2003 during 2005. Although the amount of any ultimate liability with respect to such examinations cannot be determined, in the opinion of management, any such liability will not have a material impact on the Company's financial position.

(6) Benefit Plans

Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the matching savings plan of Wachovia. In addition, Wachovia provides postretirement benefits, principally health care, to employees and their beneficiaries and dependents. Wachovia allocates expense to the Company for the defined benefit pension plan, matching savings plan and postretirement benefits based on employee compensation from the Company and the total cost incurred with respect to the plans on a consolidated basis. Total benefits expense for the Company for these plans for the years ended December 31, 2004 and 2003 was $836,972 and $807,689, respectively. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's retirement and postretirement plan calculations and is therefore not available.

(7) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital (as defined) equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (as defined). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2004 and 2003, EIS had net capital of $9,439,714 and $9,372,842, which was $9,042,053 and $8,981,502 in excess of its required minimum net capital of $397,661 and $391,340, respectively. The Company's "aggregate indebtedness" was $5,964,919 and $5,870,098 at December 31, 2004 and 2003, respectively, resulting in ratios of aggregate indebtedness to net capital of 0.63 to 1 and 0.63 to 1, respectively.

(8) Regulatory Matters and Litigation

Since September 2003, governmental and self-regulatory authorities have instituted numerous ongoing investigations of various practices in the mutual fund industry, including investigations relating to revenue sharing, market-timing, late trading and record retention, among other things. The investigations cover investment advisors, distributors and transfer agents to mutual funds, as well as other firms. EIMCO, the Company and Evergreen Service Company LLC (collectively, Evergreen) have received subpoenas and other requests for documents and testimony relating to these investigations, are endeavoring to comply with those requests, and are cooperating with the investigations. Evergreen is continuing its own internal review of policies, practices, procedures and personnel, and is taking remedial action where appropriate.

In connection with one of these investigations, on July 28, 2004, the staff of the Securities and Exchange Commission (SEC) informed Evergreen that the staff intends to recommend to the SEC that it institute an enforcement action against Evergreen. The SEC staff's proposed allegations relate to (i) an arrangement pursuant to which a broker at one of EIMCO's affiliated broker-dealers had been authorized, apparently by an EIMCO officer (no longer with EIMCO), to engage in short-term trading, on behalf of a client, in Evergreen Mid Cap Growth Fund (formerly Evergreen Small Company Growth Fund and prior to that, known as Evergreen Emerging Growth Fund) during the period from December 2000 through April 2003, in excess of the limitations set forth in the fund's prospectus, (ii) short-term trading from September 2001 through January 2003, by a former Evergreen portfolio manager, of Evergreen Precious Metals Fund, a fund he managed at the time, (iii) the sufficiency of systems for monitoring exchanges and enforcing exchange limitations as stated in the fund's prospectuses, and (iv) the adequacy of e-mail retention practices. In connection with the activity in Evergreen Mid Cap Growth Fund, EIMCO reimbursed the

fund $378,905, plus an additional $25,242, representing what EIMCO calculated at that time to be the client's net gain and the fees earned by EIMCO and the expenses incurred by this fund on the client's account. In connection with the activity in Evergreen Precious Metals Fund, EIMCO reimbursed the fund $70,878, plus an additional $3,075, representing what EIMCO calculated at that time to be the portfolio manager's net gain and the fees earned by EIMCO and expenses incurred by the fund on the portfolio manager's account. Evergreen is currently engaged in discussions with the staff of the SEC concerning its recommendation.

Any resolution of these matters with regulatory authorities may include, but not be limited to, sanctions, penalties or injunctions regarding Evergreen, restitution to mutual fund shareholders and/or other financial penalties and structural changes in the governance or management of Evergreen's mutual fund business. Any penalties or restitution will be paid by Evergreen and not by the Evergreen funds.

In addition, the Evergreen funds and EIMCO and certain of its affiliates, including the Company, are involved in various legal actions in the normal course of business, including private litigation and class action lawsuits. At this time, it can not be determined whether these actions will have any adverse effect on the financial position or financial results of the Company; however, due to the Loss Indemnification Agreement in place between the Company and EIMCO, reserves have not been recorded in the books and records of the Company for these regulatory matters or legal actions. In the opinion of management, the final disposition of these matters will not have a material adverse effect on the financial condition or results of operations of the Company. All reserves relating to these matters have been recorded in the books and records of EIMCO.

Schedule 1

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Computation of Aggregate Indebtedness and Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net capital:		
Total stockholder's equity	$	44,735,362
Deductions and/or charges:		
Receivable from affiliates		(28,486,130)
Prepaid expenses and other assets		(5,756,047)
Fixed assets, net		(739,091)
Net capital before haircuts on securities positions		9,754,094
Haircut on investment in money market mutual fund		(314,380)
Net capital	$	9,439,714
Aggregate indebtedness:		
Total liabilities	$	5,964,919
Computation of basic net capital requirement:		
Minimum net capital required:		
$5,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$	397,661
Excess net capital at 1,500%	$	9,042,053
Excess net capital at 1,000%	$	8,843,222
Ratio of aggregate indebtedness to net capital		0.63 to 1

As required by the Securities and Exchange Commission (the SEC), the Company has filed financial statements in the form prescribed by the SEC on Part IIA of the FOCUS report as of December 31, 2004 (the Filing).

Provided below is a summary of the differences between the results of the net capital computation in the Filing as compared to the results of the computation from the audited financial statements:

		Filing	Difference from above
Total stockholder's equity	$	44,824,798	(89,436)
Deductions and/or charges:			
Receivable from affiliates		(28,486,204)	74
Prepaid expenses and other assets		(5,756,047)	—
Fixed assets, net		(739,091)	—
Net capital before haircuts on securities positions		9,843,456	(89,362)
Haircut on investment in money market mutual fund		(314,380)	—
Net capital	$	9,529,076	(89,362)
Aggregate indebtedness	$	5,875,557	89,362
Excess net capital at 1,500%	$	9,137,373	(95,320)
Excess net capital at 1,000%	$	8,941,520	(98,298)
Ratio of aggregate indebtedness to net capital		0.62 to 1	0.01 to 1

Schedule 2

EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Exemption

December 31, 2004

The Company is exempt from the provisions of rule 15c3-3 of the Securities Exchange Act of 1934 under Subsection (k)(1). During the year ended December 31, 2004, the Company was in compliance with the conditions for the exemption.

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors
Evergreen Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Evergreen Investment Services, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2005